UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

SEC FILE NUMBER: 000-54736
CUSIP NUMBER: 451681-106

NOTIFICATION OF LATE FILING

(Check One)
☐	Form 10-K	☐	Form 20-F	☐	Form 11-K

☒	Form 10-Q	☐	Form 10-D	☐	Form N-SAR	☐	Form N-CSR

For Period Ended: December 31, 2012

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: N/A

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I - REGISTRANT INFORMATION

Idle Media, Inc.

Full Name of Registrant

Former Name if Applicable

216 S. Centre Avenue

Address of Principal Executive Office (Street & Number)

Leesport,  PA  19533

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

Idle Media, Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for its fiscal quarter ended December 31, 2012 (the “Form 10-Q”) without unreasonable effort or expense due to the circumstances described below.

On January 3, 2013, the Company determined that there were accounting errors in its financial statements from fiscal years 2010 and 2011 as well as its second and third quarters of fiscal year 2012. The errors relate to amounts previously consolidated under ASC 810-10-45-16, “Variable Interest Entity” and include revenues and expenses incorrectly allocated to Zoeter, LLC (f/k/a Idle Media, LLC), the Company's majority shareholder which is owned by Marcus Frasier, Chief Executive Officer and President of the Company, that instead should have been allocated to DatPiff, LLC, the Company's wholly-owned subsidiary. As a result, the Company has concluded it would need to restate its audited financial statements for fiscal years 2010 and 2011 and its unaudited interim financial statements for its second and third quarters of fiscal year 2012 (collectively, the “Restated Financial Information”) and that those previously issued financial statements should no longer be relied upon.

The Company is in the process of preparing the Restated Financial Information.  In order to file the Form 10-Q with the Securities and Exchange Commission (the “SEC”), the Company must first complete and file an amendment to its Form 10 (the “Form 10/A”), as well as an amendment to its Form 10-Q for the quarterly period ended June 30, 2012 (the “Form 10-Q/A”), containing the Restated Financial Information.  As such the Company is not able to file the Form 10-Q at this time.

In connection with the conclusion of its restatement-related activities, the Company expects to file the Form 10/A and the Form 10-Q/A, as well as its Annual Report on Form 10-K for the fiscal year ended September 30, 2012 (the “2012 Form 10-K”), which is expected to include audited financial statements for fiscal year 2012 as well as Restated Financial Information. The Company believes it has made significant progress regarding its restatement-related activities and intends to file the Form 10/A, the Form 10-Q/A and the 2012 Form 10-K as promptly as practicable.  Subsequent to such filings, the Company intends to file the Form 10-Q as promptly as practicable.

Consistent with the Company’s disclosure in its Current Report on Form 8-K filed with the SEC on March 8, 2012, the Company has determined not to amend its annual reports on Form 10-K for fiscal years 2010 and 2011, as the restated audited financial statements from fiscal years 2010 and 2011 will be included in the Form 10-/A, or its quarterly reports on Form 10-Q with respect to quarterly periods from such fiscal years.  The Company cautions investors not to rely upon the previously issued financial statements contained in these filings, although the Company may be subject to potential liability under the federal securities laws due to accounting errors in the financial statements contained in these filings.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Raphael Haddock	(484)	671-2241
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
	☐Yes	☒No

If answer is no, identify report(s).  Annual Report on Form 10-K for the fiscal year ended September 30, 2012

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report or portion thereof?
	☒Yes	☐No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if applicable, state the reasons why a reasonable estimate of the result cannot be made.

The Company expects to report a significant change in results of operations from the corresponding period for the last fiscal year due to its restatement described above.  Until completion of the restatement process, the Company is not in a position to provide additional information about such change in results of operations.

Idle Media, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 14, 2013	By:	/S/ Raphael Haddock
Raphael Haddock, COO and CFO

ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (See 18 U.S.C.1001).